Prospectus Supplement dated June 29, 2023	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated June 22, 2021)	Registration No. 333-256911

$60,000,000

COMMON STOCK

LifeMD, Inc. has entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc. (“B. Riley”) and Cantor Fitzgerald & Co. (“Cantor”, and collectively the “Agents”) relating to the sale of our common stock offered by this prospectus supplement and the accompanying prospectus, dated June 22, 2021, filed as part of our registration statement on Form S-3, as amended (File No. 333-256911) (the “prospectus”). In accordance with the terms of the Sales Agreement, we may offer and sell, from time to time, shares of common stock having an aggregate offering price of up to $60 million, through or to the Agents, acting as agent or principal.

Our common stock trades on the Nasdaq Global Market under the symbol “LFMD.” On June 28, 2023, the last reported sale price of our common stock on the Nasdaq Global Market was $3.94 per share.

On March 27, 2023, we filed a prospectus supplement indicating that we were, at that time, subject to General Instruction I.B.6 of Form S-3 as a result of our public float being less than $75.0 million, which limited the amount that we were able sell under the registration statement of which the prospectus, as amended and supplemented, forms a part. In the March prospectus supplement, we disclosed that if our public float subsequently equals or exceeds $75.0 million such that we may sell additional amounts under the Sales Agreement and the registration statement of which the prospectus, as amended and supplemented, is a part, and we would file another prospectus supplement prior to making sales pursuant to the Sales Agreement in excess of the limitation.

As of June 20, 2023, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $91 million based upon 33,511,795 shares of outstanding common stock of which 25,620,525 shares are held by non-affiliates, and the last reported sale price of our common stock of $3.56 per share on June 20, 2023. As a result, our public float has increased above $75.0 million and we are no longer subject to the limitations contained in General Instruction I.B.6. of Form S-3 as of the date of this prospectus supplement. If we become subject to the offering limits in General Instruction I.B.6 of Form S-3 in the future, we will file another prospectus supplement.

As of the date of this prospectus supplement, we have sold an aggregate of 70,786 shares of our common stock for gross proceeds of $493,481 under the Sales Agreement. As a result of such prior sales, as of the date of this prospectus supplement, shares having an aggregate offering price of up to $59,506,519 remain available for offer and sale under the Sales Agreement through this prospectus supplement and accompanying prospectus.

This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the prospectus, and any future amendments or supplements hereto or thereto.

Investing in our common stock involves significant risks. You should carefully consider the risk factors beginning on page 5 of the prospectus and in the documents incorporated by reference in the registration statement concerning factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

B. Riley Securities	Cantor

The date of this prospectus supplement is June 29, 2023.